SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2003



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2724 North Tenaya Way
Las Vegas, Nevada 89128**

(Address of principal executive offices including zip code)

(702) 242-7000

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 9. Regulation FD Disclosure

On Tuesday, October 28, 2003, Sierra Health Services, Inc., or Sierra, issued a press release announcing an increase in its share repurchase program. A copy of that press release is filed as Exhibit 99 to this report and incorporated herein by reference.

Exhibits   **Description**
99.1   Press Release, dated as of October 28, 2003.

Statements in the press release referred to above that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	SIERRA HEALTH SERVICES, INC.
	(Registrant)

Date: October 28, 2003	/S/ PAUL H. PALMER
	Paul H. Palmer
	Senior Vice President
	Chief Financial Officer and Treasurer
	(Chief Accounting Officer)